Exhibit 99.2

Bona Reports First Quarter 2011 Financial Results

Achieves non-GAAP net income of US$2.4 million, exceeding first quarter 2011 guidance

Achieves gross margin of 48.6% in the first quarter of 2011

BEIJING, May 5, 2011 — Bona Film Group Limited, (“Bona” or the “Company”) (Nasdaq: BONA), the largest privately owned film distributor in China, today announced its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Financial Highlights

•                  First quarter 2011 net revenues were US$19.3 million, an increase of 146.7% year-over-year from US$7.8 million in the first quarter 2010

•                  First quarter 2011 gross margin was 48.6%, compared to 47.7% in the first quarter 2010

•                  First quarter 2011 operating income was US$2.7 million, an increase of 82.5% year-over-year from US$1.5 million in the first quarter 2010

•                  First quarter 2011 net income was US$2.3 million, an increase of US$6.4 million, compared to a net loss of US$4.1 million in the first quarter 2010

•                  First quarter 2011 non-GAAP net income(1) was US$2.4 million, an increase of 76.7% year-over-year compared to US$1.4 million in the first quarter 2010

“We exceeded our guidance in the first quarter as we continued to leverage our vertically integrated film distribution business model to execute on our growth strategies,” said Bona Founder, Chairman and CEO Yu Dong. “In the first quarter, we completed principal photography on three film projects and distributed four films, in-line with our goal of distributing 16 to 20 new and high-quality films by the end of the year. One of the advantages of our vertically integrated business is that we are able to generate revenues from a variety of different channels for any given film project. For example, in the first quarter, in-film product placement and film advertising played an important role in supplementing our film distribution revenues. Moreover, we are capitalizing on channels like Internet and digital distribution, and international distribution to increase our revenues and manage the risks of investments in film projects. Similarly, our movie theater business segment is experiencing stable growth and we are currently in discussion with potential acquisition targets to expand this segment and provide a strong network to complement our film distribution.”

Mr. Yu added, “Our strong fundamentals and favorable macro trends like the rise in disposable income, the low penetration rate of cinemas in China and the growing demand for high-quality movies will help us grow our business and deliver value for our shareholders.”

First Quarter 2011 Financial Results

Net Revenues

	1Q11	1Q10	Y-o-Y%
Net Revenues (US$mm)	19.3	7.8	146.7%

(1)  As used in this press release, non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS exclude share-based compensation, changes in fair value of derivatives and changes in fair value of warrants. See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

The year-over-year increase in first quarter 2011 net revenues was primarily due to the increased revenue generated from the Company’s film distribution and investment segments, namely greater advertising revenue and domestic non-theatrical distribution revenue from Bona’s film projects. In addition, the movie theater business acquired in April 2010 contributed US$4.7 million to net revenues in the first quarter of 2011.

Segment Net Revenues

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenues from External Customers (US$mm)	11.0	3.4	4.7	0.2	—	19.3
Intersegment Revenues (US$mm)	0.1	3.1	—	—	(3.2)	—
Total Net Revenues (US$mm)	11.1	6.5	4.7	0.2	(3.2)	19.3

Gross Profit and Gross Margin

	1Q11	1Q10	Y-o-Y%
Gross Profit (US$mm)	9.4	3.7	151.3%
Gross Margin	48.6%	47.7%	—

The year-over-year increase in first quarter 2011 gross profit was primarily due to the acquisition of the movie theater business in April 2010. Excluding the effect of the movie theater business acquisition, the Company’s gross profit increased 71.1% year-over-year, mainly due to stronger revenues from the film distribution segment in the first quarter of 2011.

Segment Profit(2) and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	6.3	(0.3)	3.0	0.2	9.2
As % of Total Segment Profit	68.8%	(3.8)%	32.4%	2.6%	100%
Segment Margin	57.2%	(5.4)%	64.1%	97.0%	47.9%

The higher-than-usual segment margin of the distribution business was primarily due to a larger reimbursement for print and advertising expenses for the film What Women Want. For the movie theater business, the increase in segment margin was mainly due to net revenue recognized from overdue coupons and membership cards in the first quarter of 2011.

Operating Income and Operating Margin

	1Q11	1Q10	Y-o-Y%
Operating Expenses (US$mm)	6.8	2.2	207.7%
Operating Income (US$mm)	2.7	1.5	82.5%
Operating Margin	14.2%	19.2%	—

(2)  Segment profit is gross profit less film participation expense by segments for the periods indicated.

The year-over-year increase in operating expenses was primarily due to a US$3.2 million increase in general and administrative expenses, which was comprised of US$2.2 million in expenses related to the movie theater business and US$1.0 million in expenses related to increased headcount and professional service fees. In addition, there was a US$1.5 million increase in sales and marketing expenses, mainly due to print and advertising expenses related to the film What Women Want. The year-over-year decrease in operating margin in the first quarter of 2011 was primarily the result of a lower return from the film investment and production segment.

Net Income and Net Income Attributable to Bona Film Group Limited per ADS(3)

	1Q11	1Q10
Net Income (loss) (US$mm)	2.3	(4.1)
Net Income (loss) Attributable to Bona Film Group Limited per ADS (US$)	0.04	(0.29)

	1Q11	1Q10
Non-GAAP Net Income (US$mm)	2.4	1.4
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.04	0.03

Excluding share-based compensation, the Company’s non-GAAP net income for the first quarter 2011 was US$2.4 million.

Cash and Cash Flow

As of March 31, 2011, Bona had cash and cash equivalents and restricted cash totaling US$61.4 million. Operating cash flow for the first quarter of 2011 was a net outflow of approximately US$17.0 million, mainly attributable to production investment in certain films that are expected to be released in the second half of 2011.

Amount Due From Related Parties

As of March 31, 2011, the amount due from related parties is mainly coming from the interest-free intercompany loan provided to Bona Starlight Cineplex Management Co. Ltd., a development stage movie theater operator in the PRC whose principal shareholders include Mr. Dong Yu, and its subsidiaries.

Business Outlook

Based on current market and operating conditions, the Company expects non-GAAP net income for the second quarter of 2011 to be in the range of US$1.3 million to US$1.5 million, and non-GAAP net income for the full year 2011 to be approximately US$20 million.

First Quarter 2011 Conference Call Details

Bona management will hold its earnings conference call at 8:00 p.m. Eastern Time on Thursday,

(3)  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

May 5, 2011 (8:00 a.m. Beijing/Hong Kong Time on Friday, May 6, 2011). Management will discuss first quarter results and highlights and answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free:	+1-866-405-2350
China Toll Free:	800-870-0811/400-120-0712
Hong Kong Toll Free:	+852-2561-8854
International:	+65-6723-9388

The password for the call is 61633041.

The live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is the largest privately owned film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Europe, Greater China, Korea, Southeast Asia and the United States, invests and produces movies in a variety of genres, owns and operates six movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expense, changes in fair value of derivatives and warrants. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

For investor and media inquiries please contact:

In China:

Ms. Crystal Wang

Bona Film Group Limited

Tel: +86-10-6551-0888

Email: wangting@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com

Unaudited Condensed Consolidated Statements of Operations

(In U.S. dollars, except share data)

	Three-months ended March 31
	2011	2010

Net revenue	19,259,233	7,807,804
Cost of revenue	9,892,811	4,080,681
Gross profit	9,366,422	3,727,123

Film participation expense	137,361	173,840
Sales and marketing	2,743,939	1,262,427
General and administrative	3,964,001	788,736
Total operating expenses	6,845,301	2,225,003

Government Subsidy	220,559	—
Operating income	2,741,680	1,502,120

Interest income	15,723	2,173
Interest expense	(138,991)	(122,774)
Exchange gain (loss)	104,117	(7,556)
Other income	71,428	60,138
Changes in fair value of derivatives	—	(5,406,000)
Income (loss) before income tax provision, and equity in earnings of affiliated companies	2,793,957	(3,971,899)

Provision for income taxes	544,822	94,392
Equity in earnings of affiliated companies	2,352	2,435
Net income (loss)	2,251,487	(4,063,856)

Less: Net income (loss) attributable to the noncontrolling interests	40,939	(15,203)
Net income (loss) attributable to Bona Film Group Limited	2,210,548	(4,048,653)

Net income (loss) attributable to Bona Film Group Limited per ADS
Basic	0.04	(0.29)
Diluted	0.04	(0.29)

Weighted average shares used in calculating net income per ordinary share
Basic	29,349,481	7,811,656
Diluted	30,019,902	7,811,656

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars, except share data)

	December 31,	March 31,
	2010	2011

Cash	84,247,984	61,401,728
Accounts receivable, net of allowance for doubtful accounts	15,225,792	15,569,967
Prepaid expenses and other current assets	15,659,415	16,307,463
Amount due from related parties	2,815,147	4,444,920
Current deferred tax assets	7,885	7,918
Inventory	96,639	113,405
Total current assets	118,052,862	97,845,401

Distribution rights	2,265,601	1,671,526
Production costs	64,815,878	81,289,809
Prepaid film costs	484,848	5,016,077
Property and equipment, net	14,498,304	14,425,708
Acquired intangible assets	2,293,744	2,215,950
Non-current deferred tax assets	6,732	388,051
Cost method investment	30,303	30,542
Investment in equity affiliates	231,854	190,234
Goodwill	28,536,410	28,761,462
Total assets	231,216,536	231,834,760

Accounts payable	9,533,672	12,377,610
Accrued expenses and other current liabilities	19,577,066	15,597,868
Amounts due to related parties	1,587,121	683,383
Income taxes payable	377,019	862,693
Bank borrowing	22,012,560	20,414,862
Other borrowing	1,445,150	1,485,193
Current film participation liabilities	10,209,351	8,965,101
Total current liabilities	64,741,939	60,386,710

Deferred revenue	—	1,270,961
Non-current film participation liabilities	6,306,818	7,544,151
Deferred tax liability	95,613	76,165
Total liabilities	71,144,370	69,277,987

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 29,349,481 shares issued and outstanding as at March 31, 2011 and December 31, 2010)	14,675	14,675
Additional paid-in capital	165,975,336	165,777,206
Statutory reserves	1,975,715	1,975,715
Accumulated deficit	(12,030,124)	(9,819,576)
Accumulated other comprehensive income	2,034,154	2,463,026
Total Bona Film Group Limited’s equity	157,969,756	160,411,046

Noncontrolling interests	2,102,410	2,145,727
Total equity	160,072,166	162,556,773
Total liabilities and equity	231,216,536	231,834,760

Reconciliation of Non-GAAP Measures

	Three-months ended
	March 31,
	2011	2010

Net income (loss)	2,251,487	(4,063,856)

Share-based compensation	151,870	18,123
Changes in fair value of derivatives	—	5,406,000

Non-GAAP Net income	2,403,357	1,360,267